Filed by Argonaut Group, Inc.
Subject Company - Argonaut Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities and Exchange Act of 1934
Commission File 0-14950

N E W S    R E L E A S E

Contact:	Mark Haushill
Chief Financial Officer
(210) 321-8400

ARGONAUT GROUP, INC. SETS DATE FOR SPECIAL MEETING OF SHAREHOLDERS

SAN ANTONIO (May 24, 2007) – Argonaut Group, Inc. (NasdaqGS: AGII) today announced that its board of directors has scheduled a special meeting of shareholders to consider and vote upon a proposal to approve the previously announced Agreement and Plan of Merger dated March 14, 2007 by and among PXRE Group Ltd., PXMS Inc., a direct wholly owned subsidiary of PXRE Group Ltd., and Argonaut Group, whereby PXMS Inc. will merge with and into Argonaut Group, with Argonaut Group as the surviving company and such other items included in the joint proxy statement/prospectus filed by PXRE Group Ltd. on May 2, 2007.

The special meeting will be held at 10:30 a.m. CDT on Wednesday, July 25, 2007 in the first floor conference room of the Union Square Building located at 10101 Reunion Place, San Antonio, Texas 78216.

Argonaut Group’s board of directors has set a record date of June 4, 2007 for determining shareholders of record entitled to vote at the special meeting.

ABOUT ARGONAUT GROUP, INC.

Headquartered in San Antonio, Argonaut Group, Inc. (NasdaqGS: AGII) is a national underwriter of specialty insurance products in niche areas of the property and casualty market, with $3.8 billion in assets. Argonaut Group offers a full line of high quality products and services designed to meet the unique coverage and claims handling needs of businesses in three primary segments: Excess and Surplus Lines, Select Markets, and Public Entity. Members of Argonaut Group include Colony, Argonaut Specialty, Rockwood, Great Central, Grocers Insurance, Trident, and Argonaut Insurance. Information on Argonaut Group and its subsidiaries is available at www.argonautgroup.com.

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ARGONAUT GROUP, INC    10101 Reunion Place, Suite 500, San Antonio, Texas 78216    Phone 210.321.8400

ARGONAUT GROUP, INC.

Argonaut Group Sets Date of Special Meeting of Shareholders

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION

In connection with the proposed merger transaction between Argonaut Group and PXRE Group Ltd., PXRE Group Ltd. has filed with the SEC a registration statement on Form S-4 which contains a preliminary joint proxy statement/prospectus. The registration statement on Form S-4 has not been declared effective by the SEC. Investors and shareholders of Argonaut Group and PXRE Group Ltd. are urged to read the definitive joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger transactions (when they become available) because they contain or will contain important information about Argonaut Group, PXRE Group Ltd. and the proposed merger transaction. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Argonaut with the SEC, may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Argonaut Group by directing a written request to Argonaut Group, Inc. Attention: Craig Comeaux, Secretary, 10101 Reunion Place, Suite 500, San Antonio, Texas, 78216, or by calling 210-321-8400. Investors and shareholders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials (when they become available) before making any voting or investment decisions with respect to the proposed merger transaction. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Argonaut Group and its directors and executive officers and PXRE Group Ltd. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Argonaut Group and PXRE Group Ltd. in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the preliminary joint statement/prospectus referred to above and will be included in the definitive joint proxy statement/prospectus (when it becomes available).

FORWARD-LOOKING STATEMENTS DISCLOSURE

This news release may contain “forward-looking statements” which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on Argonaut Group’s current expectations and beliefs concerning future developments and their potential effects on Argonaut Group. There can be no assurance that actual developments will be those anticipated by Argonaut Group. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of the expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Argonaut Group’s products, the effect of general economic conditions, adverse state and federal legislation, regulations and regulatory investigations into industry practices, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. For a more detailed discussion of risks and uncertainties, see Argonaut Group’s public filings made with the Securities and Exchange Commission. Argonaut Group undertakes no obligation to update any forward-looking statements.

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ARGONAUT GROUP, INC    10101 Reunion Place, Suite 500, San Antonio, Texas 78216    Phone 210.321.8400